UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 1-32135

SEABRIDGE GOLD INC.
(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]          Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes[   ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

Amendments to the Registrant’s Code of Ethics

On May 13, 2021, the Board of Directors of the Company approved the amended and restated Manual of Corporate Policies & Practices, which included certain clarifications and legal references also to the Company’s Code of Ethics.

The foregoing description of the Code of Ethics is qualified in its entirety by reference to the text of the Code of Ethics, which is furnished as part of the Manual of Policies & Practices as Exhibit 99.1 to this Report on Form 6-K. The Code of Ethics will be made available on the Company’s website.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

	By:	/s/ Chris Reynolds
	Name:	Chris Reynolds
	Title:	VP Finance and CFO

Date: June 7, 2021

EXHIBITS

Exhibit	Description

99.1	Manual of Corporate Policies and Practices